amendment

05039591

RECD S.E.C.

MAR 23 2005

503

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

amended

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

A

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SEC FILE NUMBER
8- 65162

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DUBEAU CAPITAL USA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5600 BOULEVARD DES GALERIES, SUITE 405
(No. and Street)

QUEBEC CITY (City) QC (State) G2K 2H6 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HUGUES DUBEAU 418 634-0244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SAMSON BELAIR DELOITTE TOUCHE
(Name – *if individual, state last, first, middle name*)

400-925 CHEMIN ST-LOUIS (Address) QUEBEC CITY (City) QC (State) G1S 4Z4 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-28-2005

OATH OR AFFIRMATION

I, HUGUES DUBEAU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DUBEAU CAPITAL USA, INC., as of SEPTEMBER 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dubeau Capital USA Inc.
Reconciliation on the Audited Computation of Net Capital and the broker/dealer's corresponding Unaudited Part II of Form X-17A-5
September 30, 2004

Net Capital, as reported in Company's Part II (unaudited) FOCUS report	73 217
Allowable assets erroneously reported as non-allowable	
1) Cash not readily convertible	100
2) Prepaid expenses	830
Allowable assets erroneously reported as allowable	
1) Others assets	(325)
Adjustments:	
1) Write off of the September 30, 2003 Future income taxes Explanation: valuation allowance was recorded	(7 004)
2) To adjust Accounts payable to Penson USA Explanation: reconciliation with confirmation received	(1 418)
3) To adjust prepaid expenses Explanation: office supplies used during the year	(830)
4) Others items (net)	(266)
Net Capital according the audited financial statements	**64 304**